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SE 18001080

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

658 CLAIREMONT AVENUE

(No. and Street)

DECATUR	GEORGIA	30030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. BRUCE CHURCH 404/378-4515

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPA'S P.C.

(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST., SUITE 4	MARIETTA	GEORGIA	30060
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange

FEB 13 2018

RECEIVED

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM RMS

OATH OR AFFIRMATION

I, D. BRUCE CHURCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHURCH, GREGORY, ADAMS SECURITIES CORPORATION, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA D TREY-BRYSON
NOTARY PUBLIC
GWINNETT COUNTY, GEORGIA
MY COMMISSION EXPIRES:
JUNE 9, 2018

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Church Gregory Adams, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Church Gregory Adams, Inc.(The Company) as of December 31, 2017, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that response to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2013.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 12, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

Exhibit A

ASSETS		December 31, 2017
Cash & Cash Equivalents (Including $29,939 in money market funds)	$	53,710
Securities Owned at Fair Value (Note C)	$	157,116
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $8,784	$	-
TOTAL ASSETS	$	210,826
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Deferred Tax (Note A)	$	10,742
TOTAL LIABILITIES	$	10,742
SHAREHOLDER'S EQUITY (EXHIBIT C)		
Common Stock - $1 par Value, 50,000 Shares Authorized, 19,800 Shares Issued and Outstanding	$	19,800
Retained Earnings	$	180,284
TOTAL SHAREHOLDER'S EQUITY	$	200,084
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	210,826

The Accompanying Notes are an Integral Part of these Financial Statements

Exhibit B

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF OPERATIONS

		Year Ended December 31, 2017
REVENUE		
Mutal Fund and Advisory income	$	92,733
Unrealized Gain on securities owned		25,516
Interest and dividend income		3,707
Total Revenue	$	121,956
COSTS AND EXPENSES		
Compensation	$	39,000
Occupancy		35,500
Communications		8,520
Other		9,417
Total Costs and Expenses	$	92,437
Income Before Income Tax Provision	$	29,519
Income Tax Provision (Note D)		(5,104)
Net Income	$	24,415

The Accompanying Notes are an Integral part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

Exhibit D

		December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	24,415
Adjustments to reconcile Net Loss to Net Cash provided (used) in operating activities:		
Deferred Tax		5,104
Unrealized Gain on securities owned		(25,516)
NET CASH PROVIDED BY OPERATING ACTIVITIES		4,003
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,003
CASH & CASH EQUIVALENT AT BEGINNING OF YEAR		49,707
CASH & CASH EQUIVALENT AT END OF YEAR	$	53,710

The Accompaning Notes are an Integral part of these Financial Statements.

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Description of Business: Church, Gregory, Adams Securities Corporation (the "Company") a Georgia Corporation was formed October 8, 1975, primarily for the purpose of qualifying and operating as a Broker-Dealer of Limited Partnership interest in real estate partnerships and other securities. The company is registered with the Securities and Exchange Commission and various States' securities commissions and is a member of FINRA. Pursuant to the registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities for funds for customers.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States.

Revenue Recognition: The Company provides investment advisory services and recognizes revenue from these services upon satisfaction of performance obligation under contract. The Company also recognizes revenue from distributing Mutual Funds. The Company is evaluating new revenue recognition standards and will implement as required.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and money investments. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Securities Owned: Securities owned are carried at fair value in accordance with FASB ASC 820, fair value measurements.

Realized gains and losses on disposition are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities is based on the difference between cost basis and fair value of each security.

Fair Value: The Company classifies its investment assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements. FASB ASC 820 establishes a hierarchy of inputs to fair value measurements as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs that derived principally from or corroborated by observable market data.

Level 3 – Inputs that are unobservable and significant to the overall fair value measurement.

All of the Company's investments are common stocks of publicly traded companies and are considered Level 1 investments.

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Furniture and Office Equipment: Furniture and Office Equipment are recorded at cost and depreciated over a five year estimated useful life using accelerated methods.

Customer Concentrations: Three customers represent 88% of total assets under management.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue code and accounts for income taxes using the assets and liability method in accordance with FASB ASC 740, *Accounting for Income Taxes*.

Management does not believe there are any uncertain tax positions as defined by the FASB ASC 740, *Accounting for Income Taxes*.

Deferred taxes at December 31, 2017 arise primarily from differences in income using the cash basis of accounting for the tax return and generally accepted accounting for book income. The Company also has net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are covered or settled.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Deferred Taxes
The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax provisions are as follows:

	2017		
	Total	Deferred	Current
Federal	$3573	$3573	$0
State	$1531	$1531	$0
	$5104	$5104	$0

Deferred Tax Liabilities as of December 31, 2017 consist of the following: Deferred Tax Liability of $10,742 arising from unrealized gains on investment.

Date of Management Review: The Company management has evaluated events and transactions from potential recognition or disclosure in the financial statements through February 15, 2018, the date as of which the financial statements were issued.

NOTE B – RELATED PARTY TRANSACTIONS

The Company occupies office space which is owned by an affiliate and has an agreement with the affiliate, whereby it reimburses overhead expenses to the affiliate on a pro rata basis. The terms are month-to-month. During 2017, the Company paid occupancy related expenses on behalf of the affiliate in the amount of $18,000 in lieu of office rent. This is included in occupancy on the Statement of Operations.

The Company paid it's affiliate for clerical assistance in the amount of $17,500 in 2017. The amount is based on estimated time spent on the Broker/Dealer as per terms of the expense sharing agreement. This amount is included in occupancy on the Statement of Operations.

The Company periodically accrues and pays compensation to its owner on a discretionary basis. Amounts paid to the owner during 2017 aggregated $39,000.

NOTE C – SECURITIES OWNED (continued)

At December 31, 2017, securities owned consisted of publicly traded common stocks with a fair value of $157,116, a cost of $103,408 and an unrealized gain of $53,708.

NOTE D – NET OPERATING LOSS

As of December 31, 2017, the Company had Federal and Georgia net operating loss carryforwards that may be used to offset future taxable income of approximately $5,355. The loss carryforwards are due to expire in the year 2034.

NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform new Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2017 the Company had net capital of $166,721 which was $116,721 in excess of its required net of $50,000. The Company's ratio of aggregate indebtedness to net capital was .00644 to 1 at December 31, 2017.

SCHEDULE 1

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2017

Computation of Net Capital:	
Total Stockholder's Equity from Balance Sheet	$ 200,084
Less non-allowable assets	-
Net capital before haircuts and undue concentrations	$ 200,084
Less haircuts on money market funds	599
Less haircuts on marketable securities	23,567
Less undue concentrations on marketable securities	9,197
Net Capital	$ 166,721
Computation of Aggregate Indebtedness:	
Liabilities	$ 10,742
Percent of aggregate indebtedness to net capital	6%
Basic Net Capital Requirement:	
Net Capital (above)	166,721
Minimum net capital requirement	50,000
Excess net capital	$ 116,721

*Note: There are no material differences between the preceding computation and the companies corresponding unaudited part II of Form X-17a-5 as of December 31, 2017.

SCHEDULE II

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES & EXCHANGE COMMISSION

The company is exempt from compliance with Rule 15C3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule. The company does not carry security accounts for Customers or performs custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2017.

SCHEDULE III

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES & EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15C3-3 under The Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Church, Gregory, Adams Securities Corporation

We have reviewed management's statements, included in Church, Gregory, Adams Securities Corporation Broker Dealers Annual Exemption Report, in which Church, Gregory, Adams Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Church, Gregory, Adams Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and Church, Gregory, Adams Securities Corporation stated that Church, Gregory, Adams Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Church, Gregory, Adams Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Church, Gregory, Adams Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, GA
February 12, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

We, as members of management of Church, Gregory, Adams Securities Corporation (the Company) are responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15C3-3: (k) (the "exemption provisions". Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R. 15C3-3(k) under which the Company claimed an exemption from 17 C.F. R. 240.15C3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F. R. 240.15C3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, Customers.

Church, Gregory, Adams Securities Corporation

______________________________ Date: FEB 7, 2018

D. Bruce Church, President

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED

DECEMBER 31, 2017

Church, Gregory, Adams
SECURITIES CORPORATION
658 CLAIREMONT AVENUE
DECATUR, GEORGIA 30030

CORRESPONDING WITH
MAJOR STOCK EXCHANGES

PHONE 404/378-4515

February 9, 2018

Securities & Exchange Commission
Registrations Branch
100 F Street NE, Mail Stop 8031
Washington, DC 20549

North Carolina Securities Division
Department of the Secretary of State
Attn: Broker-Dealer Regulation
P.O. Box 29622
Raleigh, NC 27626-0622

Securities & Exchange Commission
Walter E. Jospin, Regional Director
950 East Paces Ferry, N.E., Suite 900
Atlanta, Georgia 30362-1382

State of Texas
State Securities Board
Attn: Broker-Dealer Regulation
P.O. Box 13167
Capitol Station
Austin, Texas 78711

Alabama Securities Commission
Attn: Broker-Dealer Regulation
700 Washington Street
Montgomery, AL 36104-0381

State of South Carolina
Office of the Attorney General
Attn: Broker-Dealer Regulation
Rembert C. Dennis Building
P.O. Box 11549
Columbia, SC 29211-1549

Financial Industry Regulatory Authority
Attn: Michael L. Boteler, Associate Examiner
District No. 7
One Securities Centre – Suite 500
3490 Piedmont Road, NE
Atlanta, Georgia 30305

Gentlemen:

Enclosed please find the required Annual Audited Financial Statement for the year ended December 31, 2017.

D. Bruce Church, President